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SEC FILE NUMBER
8-67566

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Corporate Finance Securities, Inc.

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

MAR 07 2022

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Washington, DC

23461 South Pointe Drive, Suite 180
(No. and Street)

Laguna Hills	CA	92694
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter M. Heydenrych	(949) 457-8990	peterh@cfaw.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KMJ Corbin & Company LLP
(Name – if individual, state last, first, and middle name)

2855 Michelle Drive, Suite 350	Irvine	CA	92606
(Address)	(City)	(State)	(Zip Code)

09/26/2003	170
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Peter M. Heydenrych, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Corporate Finance Securities, Inc., as of February 28, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIMBERLY ANN LEVIN
COMM. #2302511
Notary Public - California
Orange County
My Comm. Expires Aug. 22, 2023
NR01

Signature: [signature]

Title: Chief Financial Officer/FinOp

Kimberly A. Levin
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this ______ day of 28th, 2022, by Peter Heydenrych ______________________,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KIMBERLY ANN LEVIN
COMM. #2302511
Notary Public - California
Orange County
My Comm. Expires Aug. 22, 2023
NRO1

(Seal) Signature [signature]

[redacted]

KMJ | Corbin & Company

Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Corporate Finance Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Corporate Finance Securities, Inc. (the "Company") as of December 31, 2021, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information as of December 31, 2021 included in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information included in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

We have served as the Company's auditor since 2011.

Irvine, California
February 28, 2022

p 949 431 0997 f 714 544 1034 2855 Michelle Dr Suite 350 Irvine CA 92606 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364

[redacted]

CORPORATE FINANCE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2021
Current assets:	
Cash and cash equivalents	$ 491,638
Other receivables	90,964
Prepaid expenses and other	20,051
Total current assets	602,653
Other assets:	
Deferred tax asset	2,633
	$ 605,286
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 143,646
Deferred revenue	64,299
State tax withholding	14,179
Total current liabilities	222,124
Commitments and contingencies	
Shareholders' equity:	
Series B convertible preferred stock, $0.01 par value; 15 shares authorized, 4 shares issued and outstanding (liquidation preference of $15,000)	-
Series C convertible preferred stock, $0.01 par value; 15 shares authorized, 4 shares issued and outstanding (liquidation preference of $12,000)	-
Series D convertible preferred stock, $0.01 par value; 15 shares authorized, 1 share issued and outstanding (liquidation preference of $4,500)	-
Series F convertible preferred stock, $0.01 par value; 1 shares authorized, 1 share issued and outstanding (liquidation preference of $4,125)	-
Common stock, no par value; 100,000 shares authorized, 9,125 shares issued and outstanding	7,656
Additional paid-in capital	8,552
Retained earnings	366,954
Total shareholders' equity	383,162
	$ 605,286

See accompanying notes to financial statements

CORPORATE FINANCE SECURITIES, INC.

STATEMENT OF INCOME

	For The Year Ended December 31, 2021
Revenues:	
Commissions	$ 15,554,530
Other	90,448
Total revenues	15,644,978
Expenses:	
Commissions	15,372,967
Other general and administrative	207,838
Total expenses	15,580,805
Income before provision for income taxes	64,173
Provision for income taxes	23,744
Net income	$ 40,429

CORPORATE FINANCE SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For The Year Ended December 31, 2021

	Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Series F Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at at January 1, 2021	5	$ -	4	$ -	1	$ -	-	$ -	10,000	$ 7,500	$ 38,500	$ 328,775	$ 374,775
Purchase of preferred stock and common stock	-	-	-	-	-	-	1	-	125	1,406	4,219	-	5,625
Repurchase of preferred stock and common stock	(1)	-	-	-	-	-	-	-	(1,000)	(1,250)	(34,167)	-	(35,417)
Preferred stock dividends	-	-	-	-	-	-	-	-	-	-	-	(2,250)	(2,250)
Net Income	-	-	-	-	-	-	-	-	-	-	-	40,429	40,429
Balance at December 31, 2021	4	$ -	4	$ -	1	$ -	1	$ -	9,125	$ 7,656	$ 8,552	$ 366,954	$ 383,162

See accompanying notes to financial statements

CORPORATE FINANCE SECURITIES, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2021

		For The Year Ended December 31, 2021
Cash flows from operating activities:		
Net income	$	40,429
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes		129
Changes in operating assets and liabilities:		
Other receivables		(65,080)
Prepaid expenses and other		22,896
Accounts payable and accrued expenses		11,893
Deferred revenue		51,660
State tax withholding		3,285
Income tax payable		9,617
Net cash provided by operating activities		74,829
Cash flows from financing activities:		
Issuance of Series F convertible preferred and common stock		5,625
Repurchase of Series B convertible preferred and common stock		(35,417)
Preferred stock dividend		(2,250)
Net cash used in financing activities		(32,042)
Net change in cash and cash equivalents		42,787
Cash and cash equivalents at beginning of year		448,851
Cash and cash equivalents at end of year	$	491,638
Supplemental cash flow information -		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	26,112

See accompanying notes to financial statements

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Corporate Finance Securities, Inc. (the "Company" or "CFS") was incorporated in Delaware on October 2, 2006.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company does not hold customer funds or safekeep customer securities. The Company does not maintain its own securities accounts or perform custodial functions related to the securities transactions. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Registration

The Company must register with state departments that govern compliance with securities laws for the states in which it does business. The Company generates commission income in the States of California, Georgia, Illinois, Kentucky, Maine, Minnesota, Ohio, Tennessee, and Texas. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in those states.

Concentrations of Credit Risk

Cash and cash equivalents

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximate fair value.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Customers

For the year ended December 31, 2021, four customers accounted for 76% of the Company's commissions revenue.

Significant Relationships and Agreements

The Company provides the following services through a network of Service Providers ("SP") who are experienced Merger and Acquisition professionals who are registered with FINRA through CFS and hold a valid FINRA license for the activities they are engaged.

1. Mergers and acquisitions advisory services
2. Corporate finance advisory services
3. Private placement advisory services
4. Real estate syndication advisory services
5. Oil and gas interests advisory services

The Company executes agreements with these SPs and provides services based on a Services Agreement ("Agreement") which contains rights and obligations for the two counterparties.

The Company provides FINRA registration services, referral program transaction opportunities, access to research data bases, training and consulting services and other related services. In addition, the SP has the right to use names and marks which are the intellectual property of the Company. The SPs are obligated to the Company to maintain the FINRA credentials, subscribe to Company research assets and maintain the office and operating policies in accordance with Company requirements. The SPs indemnify the Company from any actions arising from their misconduct.

The Company acts as the principal in all transactions and records revenue associated with these transactions and distribute commissions to the SPs based on individual transaction agreements.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The SPs are shareholders of the Company. Accordingly, they are related parties acting as agents for financial reporting purposes (see Note 3) and treated as independent contractors for income tax purposes.

Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or service to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Significant Judgement

Revenue from contracts with customers includes commission income and fees from advisory services on mergers and acquisitions ("M&A"). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied do to uncertain future events.

Mergers & Acquisition Advisory Fees

The Company provides advisory services on M&A. Revenue for M&A contracts with customers is generally recognized at the point in time that performance obligations under the contract are satisfied (the closing date of the transaction) or the contract is cancelled. Further, under some M&A customer contracts, the Company provides M&A advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a contractually agreed upon rate. Fees are received in accordance with the timeframe defined in each individual contract and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continue

Other Revenues

The Company has entered into services agreements with the independent M&A Advisory Businesses whose advisors are the Company's licensed Independent Contractor Reps. The Company provides the networking, administrative, registration and support services required by those Reps in the execution of their roles in exchange for "Membership Dues" collected by the Company.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectability of receivables and the realizability of the deferred tax asset. Actual results could differ from those estimates.

Income Taxes

The Company is a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more-likely-than not that such assets will not be realized through future operations.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no amounts accrued for interest and penalties on the Company's statement of financial condition at December 31, 2021.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continue

The Company is subject to taxation in the U.S. and the States of California, Georgia, Illinois, Indiana, Kentucky, Maine, Minnesota, Ohio, Tennessee, and Texas. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2016.

Fair Value Measurements

As of December 31, 2021, the Company measures the fair value of certain of its financial assets on a recurring basis. The Company applies the fair value hierarchy of Accounting Standard Codification ("ASC") 920, *Fair Value Measurements*, to rank the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories.

Level 1 – Quoted prices in active markets for identical assets or liabilities,

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices of similar assets and liabilities, quoted prices in the markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities,

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities,

At December 31, 2021, all of the company's financial assets are considered Level 1 assets.

Fair Value of Financial Instruments

At December 31, 2021, the Company's financial instruments include cash and cash equivalents, receivables, accounts payable and accrued expenses. The carrying amount of these instruments approximate fair value due to the short-term maturities of these instruments.

Dividend Policy

The Company records dividends on Series B, C, D and F preferred stock when declared by the Board of Directors. In 2021, preferred dividends were paid out in the amount of $2,250.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continue

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements.

NOTE 2 – INCOME TAXES

For the year ended December 31, 2021, the provision for income taxes consists of the following:

Federal:	
Current	$ 19,150
Deferred	89
	19,239
California:	
Current	4,466
Deferred	39
	4,505
	$ 23,744

The accompanying statement of financial condition reflects a long-term deferred tax asset of $2,633 related to the Company's basis difference in intangible assets. Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 21 percent as a result state income taxes. The provision amount for state tax purposes is net of approximately $5,000 of additional state taxes that the Company will be reimbursed for by its members under their service agreements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Related Party Transactions

During the course of its business, the Company receives administrative fees from, and pays commissions and general and administrative expenses to, its shareholders and registered representatives.

Balances with related parties at December 31, 2021:

Assets:	
Other receivables	$ 1,280
Liabilities:	
Included in accounts payable and accrued expenses	$ 73,322

Transactions with related parties for the year ended December 31, 2021 are as follows:

Revenues:	
Other	$ 83,950
Expenses:	
Commissions	$ 15,372,967
Other general and administrative (including $16,200 for office rent)	131,884
Total expenses	$ 15,504,851

Substantially all cash flows from commission revenues are used to pay commissions expenses to SPs who are preferred and common shareholders (related parties). Accordingly, the accompanying financial statements may not be indicative of the financial position or results of operations had the Company operated without these relationships.

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its officers and directors to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. These indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

NOTE 4 – SHAREHOLDERS' EQUITY

Convertible Preferred Stock

Holders of the Company's shares of Series A convertible preferred stock have the following terms: a cumulative dividend of 8% (payable when and if declared), priority payment rights ahead of the Series B, C and D convertible preferred stock; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively. There are no outstanding shares of Series A convertible preferred stock as of December 31, 2021.

Holders of the Company's shares of Series B convertible preferred stock have the following terms: a cumulative dividend of 6% (payable when and if declared), effective April 1, 2010, priority payment rights behind the Series A but equal to the Series C and D; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

Holders of the Company's shares of Series C convertible preferred stock have the following terms: a cumulative dividend of 7.5% (payable when and if declared), effective April 1, 2010, priority payment rights behind the Series A but equal to the Series B and D; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

Holders of the Company's shares of Series D convertible preferred stock have the following terms: a cumulative dividend of 5% (payable when and if declared), priority payment rights equal to the Series B and C; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

Holders of the Company's shares of Series F convertible preferred stock have the following terms: a cumulative dividend of 5% (payable when and if declared), priority payment rights equal to the Series B and C; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2021, under the most restrictive requirement, the Company had net capital of $334,897 which was $320,089 in excess of its minimum required net capital of $14,808. The Company's ratio of aggregate indebtedness to net capital was 0.66 to 1.

CORPORATE FINANCE SECURITIES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2021

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total shareholders' equity from statement of financial condition	$ 383,162	$ 383,162	$ -
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Cash and cash equivalents	617	617	-
Other receivables	24,964	24,964	-
Deferred tax asset	2,633	2,633	-
Prepaid expenses and other	20,051	20,051	-
Total deductions and/or charges	48,265	48,265	-
Net capital	334,897	334,897	-
Minimum net capital required	14,808	14,808	-
Excess net capital	$ 320,089	$ 320,089	$ -
Total aggregate indebtedness	$ 222,124	$ 222,124	$ -
Ratio of aggregate indebtedness to net capital	0.66 to 1	0.66 to 1	

[redacted]

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Corporate Finance Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Corporate Finance Securities, Inc., in which (1) Corporate Finance Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Irvine, California
February 28, 2022

p 949 431 0997 f 714 544 1034 2855 Michelle Dr Suite 350 Irvine CA 92606 **kmjpartnerscpa.com**
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364

[redacted]

CORPORATE FINANCE SECURITIES

23461 South Pointe, Suite 180
Laguna Hills, California 92653

T/ 949.305.6710
F/ 949.305.6713

Exemption Report of Corporate Finance Securities, Inc.

Corporate Finance Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3:*(k)(2)(i)*
2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2021, without exception.

Corporate Finance Securities, Inc.

I, Peter Heydenrych, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Finop

February 28, 2022

[redacted]

KMJ | Corbin & Company

Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders of Corporate Finance Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2021. Management of Corporate Finance Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no material differences;

2. Compared the Total Revenues amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenues amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting the following differences;

Item No.	Description	Per SIPC-7	Per KMJ	Difference
2a	Total Revenues	$ 15,667,818	$ 15,644,978	$ (22,840)

p 949 431 0997 f 714 544 1034 2855 Michelle Dr Suite 350 Irvine CA 92606 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364

[redacted]

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment/(underpayment) applied to the current assessment with the Form SIPC-7 on which it was originally computed noting the following differences;

Item No.	Per SIPC-7 submitted		Recomputed by KMJ	
2a	$	15,667,818	$	15,644,978
Total deductions	$	-	$	-
SIPC net operating revenues	$	15,667,818	$	15,644,978
General Assessment	$	23,502	$	23,467
Less payment made with SIPC-6	$	9,076	$	9,076
Less prior overpayment applied	$	-	$	-
Less payment made with SIPC-7	$	14,426	$	14,426
Overpayment / (Underpayment)	$	0	$	35

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Irvine, California
February 28, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2021
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Corporate Finance Securities, Inc.
23461 South Pointe Drive, Ste 180
Laguna Hills, CA 92653

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Peter Heydenrych (949) 457-8990

2. A. General Assessment (item 2e from page 2) $ 23,502

B. Less payment made with SIPC-6 filed (**exclude interest**) (9,076)

7/15/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 14,426

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 14,426

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Corporate Finance Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 13 day of January, 20 22.

CFO/FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,667,818
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 15,667,818
2e. General Assessment @ .0015	$ 23,502 (to page 1, line 2.A.)